Exhibit 99.1

Opera Limited announces first quarter 2021 financial results, exceeds expectations for revenue growth and adjusted EBITDA

Core search and advertising growth rates accelerate to 38% year-over-year in Q1 driven by strong browser and news performance

Multiple new initiatives gaining traction: investments in gaming, fintech, and expansion of Opera News to developed markets

Company raises growth estimates, sees year over year revenues increasing 44% at the midpoint (versus prior expectations of 39%)

Oslo, Norway, April 27, 2021 – Opera Limited (NASDAQ: OPRA), one of the world’s largest internet consumer brands with hundreds of millions of users worldwide, today announced its unaudited consolidated financial results for the quarter ended March 31, 2021:

First quarter 2021 financial highlights

	Three Months Ended March 31,		Year-over-
[US$ thousands, except for margins and per ADS amounts]	2020	2021	year % change
Revenue	40,194	51,583	28.3%

Net income (loss)	(20,859)	639	n.m.
Margin	-51.9%	1.2%

Adjusted EBITDA (1)	(338)	4,576	n.m.
Margin	-0.8%	8.9%

Adjusted net income (1)	(12,271)	4,607	n.m.
Margin	-30.5%	8.9%

Diluted net income per ADS, US$	(0.17)	0.01	n.m.

Diluted adjusted net income per ADS, US$ (1)	(0.10)	0.04	n.m.

(1) Please see the separate section "About non-IFRS financial measures" for the definitions of adjusted EBITDA and adjusted net income.

“Opera’s financial outperformance this quarter is a welcome validation of our strategic approach to growth, and highlights our two complementary strengths,” noted co-CEO Song Lin. “First, our core businesses are operating at greater scale across our key markets, with higher user engagement. As a consequence, user-driven search and advertising revenues accelerated to 38% year-over-year growth. Second, the strategic investments we have made in adjacent growth categories, including gaming and fintech, are showing good early traction, and we’ll continue to invest heavily in them. This includes the launch of our smart shopping/cashback offering in Spain, Opera News performing well at early-stage western market launches, and expanding the features and reach of Opera’s GX gaming browser. While we invested heavily in our new initiatives, our adjusted EBITDA came in well ahead of guidance as revenue overperformance cascaded to profits. Overall, this was a very strong start to our year, directly reflecting how well we’re executing on all fronts.”

First Quarter and Recent Business Highlights

●	Core search and advertising growth rates accelerated to 38% year-over-year in Q1 driven by strong browser and news performance

●	Opera’s monthly active user base increased by 16 million year-over-year in the first quarter; driven by 12% and 14% year-over-year growth in core regions Africa and Europe, respectively

●	The Company reached 79 million average monthly PC users in the first quarter, up 17% year-over-year

●	The Opera GX browser user base now totals nearly 9 million users, up 190% year-over-year in March

●	Opera News revenue grew over 260% year-over-year and 30% sequentially versus the fourth quarter.

●

Investments in our strategic growth initiatives continued; Opera News continues to scale in developed markets, we launched a cashback offering under the Dify brand in Europe, and we continued to build out the Opera gaming platform/community.

“In sum”, continued Mr. Song, “we believe we have all the elements in place to enjoy sustained, strong long-term growth, accelerating our trajectory towards significant scale. Our core browsing business shows there is substantial room for growth and innovation: people want features optimized for the way they actually spend time online, whether it’s shopping, gaming, looking for news, or simply trying to manage their digital lives with a sense of privacy and security. People have every right to expect more innovation, and more value, from the browsing experience, and the combination of our core businesses and new initiatives offer just that.”

Business Outlook

Mr. Frode Jacobsen, Opera’s CFO, said, “The continued acceleration of our core browser and Opera News products, both in terms of engagement and monetization, resulted in a first quarter that exceeded our already high expectations. Due to this we are raising our revenue expectations for the full year. Further, we remain extremely optimistic about the long-term prospects of our gaming, European fintech and Opera News in developed markets, but we continue to take a cautious approach as it relates to near-term financial expectations -- fully weighting potential investment, while only including small amounts of revenue contribution from new initiatives.”

For the full year 2021, Opera now expects revenue of $230 million to $245 million, representing a 44% year-over-year increase at the midpoint. Adjusted EBITDA expectations remain $10 million to $30 million as we continue to invest our underlying EBITDA growth in our new initiatives to accelerate our long-term growth potential.

For the second quarter 2021, Opera expects revenue of $55 million to $57 million, representing 74% year-over-year growth at the midpoint. This is being driven primarily by further acceleration in our core business and COVID-19 impacts on the year-ago results. Adjusted EBITDA will be around breakeven as Opera invests aggressively in growth.

Nanobank and other investments

Nanobank posted revenue of $50.3 million in the quarter, up about 10% compared to the fourth quarter, and disbursed loans representing $235 million in total value. Adjusted EBITDA was $5.5 million and post tax profits were $4.3 million. The growth was primarily driven by growth in markets launched in the past six months.

In terms of other investments, OPay’s total payment volume continues to grow and has increased from December 2020 levels of $2 billion. StarMaker continues to experience strong growth with an annual revenue run rate of almost $180 million in the first quarter, up 3.5 times compared to the year-ago period.

Opera owns 42% of Nanobank, 13.1% of OPay and 19.35% of StarMaker.

First quarter 2021 consolidated financial results

All comparisons in this section are relative to the first quarter of 2020 unless otherwise stated. Our former emerging markets fintech and retail revenues are not included in comparisons as they are classified as discontinued operations.

Revenue increased 28% to $51.6 million

●	Search revenue increased 36% to $26.7 million due to strong PC user growth and as monetization continued to improve.
●	Advertising revenue increased 40% to $24.3 million due to strong Opera News monetization and ad monetization increases.
●	Technology licensing and other revenue was $1.4 million. This declined $2.3 million compared to the previous year as Opera has been phasing out low-margin professional services for an investee.

Operating expenses increased 11% to $53.1 million.

●	Combined technology and platform fees, content cost and cost of inventory sold was $2.2 million, a 30% increase driven by increased costs of third-party ad inventory.
●

Personnel expenses, including share-based remuneration, were $17.1 million, a 4% increase. This expense consists of cash-based compensation expense of $16.0 million, and $1.1 million of share-based remuneration expense.

●	Marketing and distribution expenses were $23.4 million, an increase of 61% driven by increased spend towards new initiatives, primarily Opera News in developed markets.
●	Depreciation and amortization expenses were $5.0 million, up 8%.
●	Other operating expenses were $5.5 million, a 23% decrease driven by general reductions across several smaller cost categories.

Operating loss was $1.5 million compared to operating loss of $7.5 million during the first quarter of 2020. The improvement was primarily due to growth in high margin revenue.

Other items include share of net loss of associates and joint ventures of $145 thousand. Further, net finance income was $1.4 million, primarily related to marketable securities held as part of our treasury function.

Income tax benefit was $0.8 million in the quarter.

Net income was $0.6 million. This compared to a net loss of $20.9 million in the first quarter of 2020, of which $16.0 million loss related to continuing operations.

Net income per ADS was $0.01 in the quarter. Each ADS represents two shares in Opera Limited. In the quarter, the average number of shares outstanding was 230.3 million, corresponding to 115.1 million ADSs.

Adjusted EBITDA was $4.6 million, representing a 9% adjusted EBITDA margin, compared to adjusted EBITDA loss of $0.3 million in the first quarter 2020. Adjusted EBITDA excludes share-based remuneration and non-recurring expenses, as well as other income and discontinued operations.

Adjusted net income was $4.6 million in the quarter, compared to adjusted net loss of $12.3 million in first quarter 2020. Adjusted net income excludes share-based remuneration, non-recurring expenses, discontinued operations and amortization of intangible assets related to acquisitions.

Adjusted net income per ADS was $0.04 in the quarter.

We have posted unaudited supplemental information at https://investor.opera.com, including: 1) Opera’s financial historical results by quarter since 2019; and 2) Nanobank financial results by quarter since 2019 (pro forma prior to August 19, 2020). The presentation of Opera’s previous results includes certain reclassifications, most notably eliminating the prior “cost of revenue” line item to present all costs by nature, and certain fair value adjustments for year-end 2020. In sum, prior period revenue and adjusted EBITDA is not affected, while 2020 net income increased by $7.0 million.

We are in an advanced stage of completing our annual report on Form 20-F. We anticipate, however, using the extra time afforded by SEC Rule 12b-25. Our investee Nanobank is conducting its first annual closing of IFRS figures across all active markets, and related external audit under PCAOB auditing standards, upon which we intend to rely. In particular, Nanobank’s location in India has seen process impacts of the local COVID-19 resurgence affecting both Nanobank staff and its external audit team, resulting in significant delays in completing all required processes.

Conference call

Opera’s management will host a conference call to discuss the first quarter 2021 financial results on Tuesday, April 27th at 8:00 am Eastern Time (EST) (2:00 PM Central European Time, 9:00 PM Beijing/Hong Kong time). Listeners may access the call by dialing the following numbers:

United States: +1 833 570-1161

China: +86 400 682 8609

Hong Kong: +852 5819 4851

Norway: +47 2396 4173

United Kingdom: +44 (0)203 107 0289

International: +1 918 922-6511

Confirmation Code: 3686713

A live webcast of the conference call will be posted at https://investor.opera.com.

About non-IFRS financial measures

To supplement our consolidated financial statements, which are prepared and presented based on IFRS, we use adjusted EBITDA and adjusted net income, both non-IFRS financial measures, to understand and evaluate our core operating performance. These non-IFRS financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS.

We define adjusted EBITDA as net income (loss) excluding income tax expense (benefit), net finance expense (income), share of net loss (income) of associates and joint ventures, restructuring costs, depreciation and amortization, share-based remuneration, other income, non-recurring expenses and discontinued operations.

We define adjusted net income as net income excluding share-based remuneration, amortization of acquired intangible assets, non-recurring expenses and discontinued operations, net of associated income tax adjustments.

We believe that adjusted EBITDA and adjusted net income provide useful information to investors and others in understanding and evaluating our operating results. These non-IFRS financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business. While we believe that these non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared and presented in accordance with IFRS. Please refer to our financial statements at the end of this announcement for a table reconciling our non-IFRS financial measures to net income (loss), the most directly comparable IFRS financial measure.

Safe harbor statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company and its investees’ future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company, its investees, and the industry in which they operate. Potential risks and uncertainties include, but are not limited to, those relating to: the duration and development of the COVID-19 pandemic as well as changes in consumer behaviors as a result of such pandemic; the Company and its goals and strategies; expected development and launch, and market acceptance, of products and services; Company and its investees’ expectations regarding demand for and market acceptance of their brands, platforms and services; Company’s expectations regarding growth in its user base, user retention and level of engagement; Company’s ability to attract, retain and monetize users; Company’s ability to continue to develop new technologies and/or upgrade its existing technologies; quarterly variations in Company’s operating results caused by factors beyond its control; and global macroeconomic conditions and their potential impact in the markets in which Company or its investees have businesses. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F.

About Opera

Opera is a global web innovator. Opera’s browsers, news products and fintech solutions are the trusted choice of hundreds of millions of users worldwide. Opera is headquartered in Oslo, Norway and listed on the NASDAQ stock exchange (OPRA). Download the Opera browser from www.opera.com.

Investor Relations Contact:

Derrick Nueman

investor-relations@opera.com

For media enquiries, please contact: press-team@opera.com

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended March 31,
[US$ thousands, except per share and ADS amounts]	2020	2021

Revenue	40,194	51,583
Other income	-	58
Operating expenses
Technology and platform fees	(547)	(873)
Content cost	(1,075)	(845)
Cost of inventory sold	(49)	(446)
Personnel expenses including share-based remuneration	(16,453)	(17,096)
Marketing and distribution expenses	(14,526)	(23,357)
Credit loss expense	(1,244)	14
Depreciation and amortization	(4,657)	(5,037)
Non-recurring expenses	(2,072)	-
Other expenses	(7,113)	(5,460)
Total operating expenses	(47,735)	(53,099)

Operating profit (loss)	(7,544)	(1,457)

Share of net income (loss) of associates and joint ventures	(664)	(145)
Change in fair value of preferred shares in associates	-	-

Net finance income (expense)
Finance income	(11)	1,717
Finance expense	(5,920)	(442)
Net foreign exchange gain (loss)	(280)	139
Net finance income (expense)	(6,211)	1,413

Profit before income taxes	(14,420)	(189)
Income tax (expense) benefit	(1,549)	828
Profit from continuing operations	(15,969)	639

Profit (loss) from discontinued operations	(4,892)	-

Net income	(20,859)	639

Net income attributable to:
Equity holders of the parent	(20,859)	639
Non-controlling interests	-	-
Total net income attributed	(20,859)	639

Weighted average number of ordinary shares outstanding
Basic, millions(1)	238.29	230.25
Diluted, millions(2)	241.64	232.69

Profit per ordinary share from continuing operations
Basic, US$	(0.07)	0.00
Diluted, US$	(0.07)	0.00

Profit per ADS from continuing operations
Basic, US$	(0.13)	0.01
Diluted, US$	(0.13)	0.01

Net income per ordinary share
Basic, US$	(0.09)	0.00
Diluted, US$	(0.09)	0.00

Net income per ADS
Basic, US$	(0.18)	0.01
Diluted, US$	(0.17)	0.01

(1) As of March 31, 2021, the total number of shares outstanding for Opera Limited was 230,291,732 , equivalent to 115,145,866 ADSs.

(2) Includes the net dilutive impact of employee equity awards, all of which are dilutive.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended March 31,
[US$ thousands]	2020	2021

Net income	(20,859)	639

Other comprehensive income (loss) that may be reclassified to the Statement of Operations in subsequent periods (net of tax)
Exchange differences on translation of foreign operations	301	(1,316)
Net other comprehensive income (loss) that may be reclassified to the Statement of Operations in subsequent periods	301	(1,316)
Total comprehensive income	(20,558)	(677)

Total comprehensive income attributable to:
Equity holders of the parent	(20,558)	(677)
Non-controlling interests	-	-
Total comprehensive income attributed	(20,558)	(677)

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As of December 31,	As of March 31,
[US$ thousands]	2020	2021
ASSETS
Non-current assets
Furniture, fixtures and equipment	18,167	16,650
Intangible assets	111,954	113,786
Goodwill	424,961	431,391
Investments in associates and joint ventures	369,576	370,387
Non-current financial assets	1,490	1,445
Deferred tax assets	4,383	3,933
Total non-current assets	930,531	937,592

Current assets
Trade receivables	29,027	31,288
Loans to customers	68	80
Other receivables	10,750	8,275
Prepayments	9,061	5,899
Inventories	-	21
Other current financial assets	856	-
Marketable securities	-	-
Cash and cash equivalents	134,168	143,297
Total cash, cash equivalents, and marketable securities	134,168	143,297
Total current assets	183,929	188,859
TOTAL ASSETS	1,114,460	1,126,452

EQUITY AND LIABILITIES
Equity
Share capital	24	24
Other paid in capital	765,129	764,381
Retained earnings	287,246	288,618
Foreign currency translation reserve	1,343	27
Equity attributed to equity holders of the parent	1,053,743	1,053,049
Non-controlling interests	-	-
Total equity	1,053,743	1,053,049

Non-current liabilities
Non-current lease liabilities and other loans	3,584	4,529
Deferred tax liabilities	11,745	11,192
Other non-current liabilities	68	193
Total non-current liabilities	15,397	15,913

Current liabilities
Trade and other payables	25,454	32,269
Current lease liabilities and other loans	5,389	4,531
Income tax payable	1,094	902
Deferred revenue	345	513
Other current liabilities	13,040	19,274
Total current liabilities	45,320	57,489

Total liabilities	60,717	73,402
TOTAL EQUITY AND LIABILITIES	1,114,460	1,126,452

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

[US$ thousands]	Share capital	Other paid in capital	Retained earnings	Foreign currency translation reserve	Total equity
As of December 31, 2019	24	814,177	99,513	(1,508)	912,206
Net income	-	-	(20,859)	-	(20,859)
Other comprehensive income (loss)	-	-	-	(2,575)	(2,575)
Total comprehensive income (loss)	-	-	(20,859)	(2,575)	(23,434)
Acquisition of treasury shares	-	(5,490)	-	-	(5,490)
Share-based remuneration expense	-	-	957	-	957
As of March 31, 2020	24	808,687	79,611	(4,083)	884,239

[US$ thousands]	Share capital	Other paid in capital	Retained earnings	Foreign currency translation reserve	Total equity
As of December 31, 2020	24	765,129	287,246	1,343	1,053,743
Net income	-	-	639	-	639
Other comprehensive income	-	-	-	(1,316)	(1,316)
Total comprehensive income	-	-	639	(1,316)	(677)
Acquisition of treasury shares	-	(749)	-	-	(749)
Share-based remuneration expense	-	-	733	-	733
As of March 31, 2021	24	764,381	288,618	27	1,053,049

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended March 31,
[US$ thousands]	2020	2021
Cash flow from operating activities
Net income (loss) before income taxes	(24,816)	(189)
Income taxes paid	(30)	(759)
Depreciation and amortization	4,739	5,037
Share of net loss (income) of associates and joint ventures	664	(145)
Equity component of share-based payment expense	957	733
Net finance income (expense)	8,292	(1,275)
Change in inventories	423	3
Change in trade and other receivables	5,413	214
Change in loans to customers	48,131	(12)
Change in trade and other payables	9,100	6,816
Change in deferred revenue	5,647	168
Change in prepayments	(9,076)	3,162
Change in other liabilities	6,761	(6,725)
Other	(4,783)	248
Net cash flow from (used in) operating activities	51,422	7,275

Cash flow from investment activities
Purchase of intangibles assets	(358)	-
Purchase of equipment	(1,411)	(1,023)
Acquisition of subsidiary, net of cash acquired	(4,882)	(9,008)
Disbursement of short-term loans	(4,497)	-
Repayment of short-term loans	4,497	-
Deposit of collateral for loan facility	(1,000)	-
Net sale (purchase) of listed equity instruments	(6,119)	13,917
Development expenditure	(1,577)	(852)
Interest income received	145	6
Net cash flow from (used in) investing activities	(15,202)	3,039

Cash flow from financing activities
Acquisition of treasury shares	(5,490)	(748)
Proceeds from loans and borrowings	7,795	1,147
Interests on loans and borrowings	(766)	(79)
Repayment of loans and borrowings	(5,571)	-
Payment of lease liabilities	(1,698)	(1,060)
Net cash flow from (used in) financing activities	(5,731)	(740)

Net change in cash and cash equivalents	30,490	9,575

Cash and cash equivalents at beginning of period	139,487	134,168
Net foreign exchange difference	(152)	(446)
Cash and cash equivalents at end of period	169,826	143,297

Financial details by business area

The tables below specify the contribution by each business area:

[US$ thousands]	Three Months Ended March 31, 2020
Business area	Browser and News	Other	Total
Revenue categories
Search	19,664	-	19,664
Advertising	16,752	-	16,752
Technology licensing and other revenue	-	3,779	3,779
Total revenue	36,416	3,779	40,194

Technology and platform fees	(547)	-	(547)
Content cost	(1,075)	-	(1,075)
Cost of inventory sold	-	(49)	(49)
Other cost of revenue (1)	(56)	(1,106)	(1,162)
Marketing and distribution expenses	(14,277)	(249)	(14,526)
Credit loss expense	(320)	(924)	(1,244)
Direct expenses	(16,275)	(2,328)	(18,603)

Contribution by business area	20,141	1,451	21,593

(1) Includes expenses presented separately in the Statement of Operations as part of personnel and other expenses, including audit, legal and other advisory services, that were included in the cost invoiced certain customers and previously reported as Cost of revenue.

[US$ thousands]	Three Months Ended March 31, 2021
Business area	Browser and News	Other	Total
Revenue categories
Search	26,725	-	26,725
Advertising	22,763	667	23,430
Technology licensing and other revenue	-	1,428	1,428
Total revenue	49,488	2,095	51,583

Technology and platform fees	(719)	(153)	(873)
Content cost	(834)	(11)	(845)
Cost of inventory sold	-	(446)	(446)
Marketing and distribution expenses	(23,165)	(192)	(23,357)
Credit loss expense	46	(32)	14
Direct expenses	(24,672)	(834)	(25,506)

Contribution by business area	24,816	1,261	26,077

Personnel expenses including share-based remuneration

The table below specifies the amounts of personnel expenses including share-based remuneration:

[US$ thousands]	Three Months Ended March 31,
Personnel expenses including share-based remuneration	2020	2021
Personnel expenses excluding share-based remuneration	15,978	16,041
Share-based remuneration, including related social security costs	475	1,054
Total	16,453	17,096

Other expenses

The table below specifies the nature of other expenses:

[US$ thousands]	Three Months Ended March 31,
Other expenses	2020	2021
Hosting	2,208	1,843
Audit, legal and other advisory services	1,949	1,496
Software license fees	407	414
Rent and other office expense	602	866
Travel	678	79
Other	1,269	763
Total	7,113	5,461

Non-IFRS financial measures

	Three Months Ended March 31,
[US$ thousands, except per share and ADS amounts]	2020	2021
Reconciliation of net income (loss) to adjusted EBITDA
Net income (loss)	(20,859)	639
Add: Income tax expense (benefit)	1,549	(828)
Add: Net finance expense (income)	6,211	(1,413)
Add: Share of net loss (income) of associates and joint ventures	664	145
Add: Change in fair value of preferred shares in associates	-	-
Add: Depreciation and amortization	4,657	5,037
Add: Share-based remuneration	475	1,054
Add: Non-recurring expenses	2,072	-
Less: Other income	-	(58)
Less: Profit (loss) from discontinued operations	4,892	-
Adjusted EBITDA	(338)	4,576

Reconciliation of net income (loss) to adjusted net income
Net Income (loss)	(20,859)	639
Add: Share-based remuneration	475	1,054
Add: Amortization of acquired intangible assets	1,337	1,571
Add: Amortization of Nanobank intangible assets(1)	-	1,759
Add: Non-recurring expenses	2,072	-
Income tax adjustment (2)	(188)	(416)
Less: Profit (loss) from discontinued operations	4,892	-
Adjusted net income	(12,271)	4,607

Weighted average number of ordinary shares outstanding
Basic, millions	238.29	230.25
Diluted, millions	241.64	232.69

Adjusted net income (loss) per ordinary share
Basic, US$	(0.05)	0.02
Diluted, US$	(0.05)	0.02

Adjusted net income (loss) per ADS
Basic, US$	(0.10)	0.04
Diluted, US$	(0.10)	0.04

(1) The amortization of Nanobank intangible assets is included in the line "Share of net income (loss) of associates and joint ventures".

(2) Reversal of tax benefit related to the social security cost component of share-based remuneration and deferred taxes on the amortization of acquired intangible assets.